SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 6, 2006

Commission File No. 000-50790

SUPERCOM, LTD.

Sagid House “Hasharon Industrial Park”
P.O.B 5039,
Qadima 60920
Israel
(011) +972-9-8890800
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒      No ☐

SuperCom, Ltd.

Form 6-K

TABLE OF CONTENTS

Page

Signatures	1
Exhibit Index	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM, LTD.

By:	/s/ Eyal Tuchman
Eyal Tuchman Chief Executive Officer Date: December 6, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Notice of an Extraordinary General Meeting of Shareholders